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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          ---------------------------
                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                          ---------------------------

                      3-DIMENSIONAL PHARMACEUTICALS, INC.
                               (Name of Issuer)

                          ---------------------------
                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)
                          ---------------------------
                                   88554W104
                                (CUSIP Number)
                          ---------------------------

                             JOHN T. CRISAN, ESQ.
                               JOHNSON & JOHNSON
                          ONE JOHNSON & JOHNSON PLAZA
                        NEW BRUNSWICK, NEW JERSEY 08933
                           TELEPHONE: (732) 524-0400

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                     ------------------------------------

                                   Copy to:
                         ROBERT I. TOWNSEND, III, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NY 10019
                                (212) 474-1000
                     ------------------------------------
                               JANUARY 15, 2003
            (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. 88554W104

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     JOHNSON & JOHNSON

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     I.R.S. I.D. #22-1024240


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [_]
          (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW JERSEY

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    7,456,600
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,456,600

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Johnson & Johnson that it is the beneficial owner of any of the common stock of 3-Dimensional Pharmaceuticals, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.           SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of 3-Dimensional Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1020 Stony Hill Road, Yardley, PA 19067.

ITEM 2.           IDENTITY AND BACKGROUND

          (a) The name of the person filing this statement is Johnson & Johnson, a New Jersey corporation ("Johnson & Johnson").

          (b) The address of the principal office and principal business of Johnson & Johnson is One Johnson & Johnson Plaza, New Brunswick, NJ 08933.

          (c) Johnson & Johnson is engaged in the manufacture and sale of a broad range of products in the healthcare field in many countries of the world. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Johnson &

Johnson's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Johnson & Johnson.

          (d) During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.


ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Stockholder Agreement, dated as of January 15, 2003 (the "Stockholder Agreement"), among Johnson & Johnson and certain stockholders of the Issuer set forth on Schedule A thereto (collectively, the "Stockholders"), Johnson & Johnson may be deemed to be the beneficial owner of 7,456,600 shares of Issuer Common Stock (collectively, the "Subject Shares"). Johnson & Johnson and the Stockholders entered into the Stockholder Agreement to induce Johnson & Johnson to enter into the Agreement and Plan of Merger, dated as of January 15, 2003 (the "Merger Agreement"), among Johnson & Johnson, Longbow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson ("Merger Sub"), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger (the "Surviving Corporation") as a wholly owned subsidiary of Johnson & Johnson. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $5.74 in cash, without interest. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.           PURPOSE OF TRANSACTION

          (a)-(b) The Stockholder Agreement was entered into as a condition to the willingness of Johnson & Johnson to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. See the response to
Item 3 for a more complete description of the Merger. Pursuant to the terms of the Stockholder Agreement, any shares of capital stock of the Issuer acquired by certain of the Stockholders after the date of the Stockholder Agreement and during the term of the Stockholder Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Stockholder Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in Johnson & Johnson being deemed to acquire beneficial ownership of additional securities of the Issuer.

          (c) Not applicable.

          (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, until their resignation or removal or until their successors are duly elected and qualified. The existing directors of Merger Sub are Michael Jackson and John
T. Crisan. The officers of the Surviving Corporation shall be the existing officers of Merger Sub, until their resignation or removal or until their respective successors are duly elected and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Restated Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth in Exhibit 3 to this statement on Schedule 13D, which is incorporated herein by reference, and, as so amended, shall be the Restated Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

          (h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Johnson & Johnson currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Johnson & Johnson reserves the right to develop such plans).


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) As a result of the Stockholder Agreement, Johnson & Johnson may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 33.0% of the issued and outstanding shares of Issuer

Common Stock, based on the Issuer's representation in the Merger Agreement that there were 22,595,758 shares of Issuer Common Stock issued and outstanding at the close of business on January 14, 2003.

          Pursuant to the Stockholder Agreement, the Stockholders have agreed, among other things, (i) to vote the Subject Shares (and, with respect to certain of the Stockholders, any shares of capital stock of the Issuer acquired by such Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement) in favor of (a) the adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, (ii) to vote the Subject Shares (and, with respect to certain of the Stockholders, any shares of capital stock of the Issuer acquired by such Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement) against (a) any merger agreement or merger (other than the Merger Agreement and the Merger) or similar transaction and (b) any proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement,
(iii) not to sell, transfer, pledge, assign or otherwise dispose of any Subject Shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such Subject Shares, except to a family member, family trust, or charitable institution in specified circumstances and (iv) not to enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares. Further, by their execution of the Stockholder Agreement, each Stockholder has irrevocably appointed Johnson & Johnson and Tom Heyman, Michael Jackson, and John T. Crisan, in their capacities as officers or authorized representatives of Johnson & Johnson, and any individual who shall thereafter succeed any of them, and each of them individually, and any individual designated in writing by any of them, as his or her proxy and attorney-in-fact (the "Attorney"). The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Stockholder Agreement, which is attached as Exhibit 2 hereto.

          In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney's rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (i) in favor of approval and adoption of the Merger and the Merger Agreement, (ii) against any Takeover Proposal (as such term is defined in the Merger Agreement) and (iii) against any other proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement. The Stockholders may vote the Subject Shares on all other matters.

          The Stockholder Agreement terminates upon the earlier to occur of
(i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement and (ii) the date of termination of the Merger Agreement and (iii) at the option of any Stockholder, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement subsequent to the date of the Stockholder Agreement that results in any decrease in the price to be paid per share for the shares of Issuer Common Stock.

          (c) Neither Johnson & Johnson nor, to the knowledge of Johnson & Johnson, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Johnson & Johnson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

          The following documents are filed as exhibits:


   EXHIBIT
   NUMBER                                EXHIBIT NAME
   -------                               ------------

     2.1 Agreement and Plan of Merger dated as of January 15, 2003, among Johnson & Johnson, a New Jersey corporation, Longbow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and 3-Dimensional Pharmaceuticals, Inc., a Delaware corporation.

     2.2 Stockholder Agreement dated as of January 15, 2003, among Johnson & Johnson, a New Jersey corporation, and certain stockholders of 3-Dimensional Pharmaceuticals, Inc., a Delaware corporation.

     3.1            Form of Certificate of Incorporation of the Surviving
                    Corporation.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JOHNSON & JOHNSON,

                                               by

                                                   /s/ Michael H. Ullmann
                                                   --------------------------
                                                   Name:   Michael H. Ullmann
                                                   Title:  Secretary



Dated:  January 27, 2003

                                 EXHIBIT INDEX


   EXHIBIT
   NUMBER                                EXHIBIT NAME
   -------                               ------------

     2.1 Agreement and Plan of Merger dated as of January 15, 2003, among Johnson & Johnson, a New Jersey corporation, Longbow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and 3-Dimensional Pharmaceuticals, Inc., a Delaware corporation.

     2.2 Stockholder Agreement dated as of January 15, 2003, among Johnson & Johnson, a New Jersey corporation, and certain stockholders of 3-Dimensional Pharmaceuticals, Inc., a Delaware corporation.

     3.1            Form of Certificate of Incorporation of the Surviving
                    Corporation.

                                                                    SCHEDULE A




          The following is a list of the directors and executive officers of Johnson & Johnson, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


BOARD OF DIRECTORS OF JOHNSON & JOHNSON

                                     PRESENT PRINCIPAL
NAME                  POSITION       OCCUPATION                       BUSINESS ADDRESS
----                  --------       -----------------                ----------------

Gerard N. Burrow      Director       President and Chief              Johnson & Johnson
                                     Executive Officer, Sea           One Johnson & Johnson Plaza
                                     Research Foundation              New Brunswick, NJ  08933

James G. Cullen       Director       Retired President and Chief      Johnson & Johnson
                                     Operating Officer, Bell          One Johnson & Johnson Plaza
                                     Atlantic Corporation             New Brunswick, NJ  08933

Robert J. Darretta    Director       Executive Vice President,        Johnson & Johnson
                                     Finance and Information          One Johnson & Johnson Plaza
                                     Management; Member,              New Brunswick, NJ  08933
                                     Executive Committee

M. Judah Folkman      Director       Senior Associate in Surgery      Johnson & Johnson
                                     and Director, Surgical           One Johnson & Johnson Plaza
                                     Research Laboratory,             New Brunswick, NJ  08933
                                     Children's Hospital; Andrus
                                     Professor of Pediatric Surgery
                                     and Professor of Cell Biology,
                                     Harvard Medical School,
                                     Department of Surgery

Ann D. Jordan         Director       Former Director, Social          Johnson & Johnson
                                     Services Department,             One Johnson & Johnson Plaza
                                     Chicago Lying-In Hospital,       New Brunswick, NJ  08933
                                     University of Chicago
                                     Medical Center

Arnold G. Langbo      Director       Retired Chairman of the          Johnson & Johnson
                                     Board and Chief Executive        One Johnson & Johnson Plaza
                                     Officer, Kellogg Company         New Brunswick, NJ  08933

James T. Lenehan      Vice           Vice Chairman, Board of          Johnson & Johnson
                      Chairman,      Directors; President;            One Johnson & Johnson Plaza
                      Board of       Member, Executive                New Brunswick, NJ 08933
                      Directors and  Committee
                      Director

Leo F. Mullin         Director       Chairman and Chief               Johnson & Johnson
                                     Executive Officer, Delta Air     One Johnson & Johnson Plaza
                                     Lines, Inc.                      New Brunswick, NJ  08933

David Satcher         Director       Director, National Center for    Johnson & Johnson
                                     Primary Care                     One Johnson & Johnson Plaza
                                                                      New Brunswick, NJ  08933

Henry B. Schacht      Director       Chairman of the Board,           Johnson & Johnson
                                     Lucent Technologies Inc.         One Johnson & Johnson Plaza
                                                                      New Brunswick, NJ  08933

Maxine F. Singer      Director       President of the Carnegie        Johnson & Johnson
                                     Institution of Washington        One Johnson & Johnson Plaza
                                                                      New Brunswick, NJ  08933

William C. Weldon     Chairman,      Chairman, Board of Directors;    Johnson & Johnson
                      Board of       Chairman, Executive              One Johnson & Johnson Plaza
                      Directors      Committee                        New Brunswick, NJ 08933

                                     PRESENT PRINCIPAL
NAME                  POSITION       OCCUPATION                       BUSINESS ADDRESS
----                  --------       -----------------                ----------------

Robert N. Wilson      Senior Vice    Senior Vice Chairman, Board      Johnson & Johnson
                      Chairman,      of Directors                     One Johnson & Johnson Plaza
                      Board of                                        New Brunswick, NJ  08933
                      Directors and
                      Director

                                                          SCHEDULE A
EXECUTIVE OFFICERS OF JOHNSON & JOHNSON



NAME                               POSITION


Robert J. Darretta                 Member, Executive Committee; Member,
                                   Board of Directors; Executive Vice
                                   President, Finance and Information
                                   Management; Chief Financial Officer

Russell C. Deyo                    Member, Executive Committee; Vice
                                   President, Administration

Michael J. Dormer                  Member, Executive Committee; Worldwide
Citizenship:                       Chairman, Medical Devices Group
United Kingdom

Roger S. Fine                      Member, Executive Committee; Vice
                                   President, General Counsel

Colleen A. Goggins                 Member, Executive Committee; Worldwide
                                   Chairman, Consumer & Personal Care
                                   Group

JoAnn Heffernan Heisen             Member, Executive Committee; Vice
                                   President, Chief Information Officer

James T. Lenehan                   Vice Chairman, Board of Directors;
                                   Member, Executive Committee; President

Brian D. Perkins                   Member, Executive Committee; Worldwide
                                   Chairman, Consumer Pharmaceuticals &
                                   Nutritionals Group

Per A. Peterson, M.D., Ph.D.       Member, Executive Committee; Chairman,
                                   Research & Development Pharmaceuticals
                                   Group

Christine A. Poon                  Member, Executive Committee; Worldwide
                                   Chairman, Pharmaceuticals Group

William C. Weldon                  Chairman, Board of Directors; Chief
                                   Executive Officer; Chairman, Executive
                                   Committee